UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one): [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q
             [ ] Form 10-D  [ ] Form N-SAR [ ] Form N-CSR


         For Period Ended:  March 31, 2006
                           --------------------------------------------
               [ ]   Transition Report on Form 10-K
               [ ]   Transition Report on Form 20-F
               [ ]   Transition Report on Form 11-K
               [ ]   Transition Report on Form 10-Q
               [ ]   Transition Report on Form N-SAR
         For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

National Financial Partners Corp.
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Full Name of Registrant

N/A
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Former Name if Applicable

787 Seventh Avenue, 11th Floor
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Address of Principal Executive Office (Street and Number)

New York, New York  10019
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City, State and Zip Code

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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        |(a)  The reasons described in reasonable detail in Part III of this
        |     form could not be eliminated without unreasonable effort or
        |     expense;
        |(b)  The subject annual report, semi-annual report, transition report
        |     on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
  [X]   |     portion thereof, will be filed on or before the fifteenth calendar
        |     day following the prescribed due date; or the subject quarterly
        |     report or transition report on Form 10-Q or subject distribution
        |     report on Form 10-D, or portion thereof, will be filed on or
        |     before the fifth calendar day following the prescribed due date;
        |     and
        |(c)  The accountant's statement or other exhibit required by Rule
        |     12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

         National Financial Partners Corp. (the "Company") was unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 by the prescribed due date of May 10, 2006 without incurring unreasonable effort and expense. The Company requires additional time to complete its analysis of certain adjustments totaling $1.3 million, net of tax, that related to several quarters over the past two years, and the effect of such adjustments on the Company's consolidated financial statements and internal controls. The financial information for the Company for the quarter ended March 31, 2006 contained in the earnings release issued on May 2, 2006 included these adjustments. The Company expects to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 by May 15, 2006.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Mark C. Biderman                212                     301-4000
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           (Name)                  (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                         Yes [X]       No [ ]
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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                         Yes [ ]       No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                        National Financial Partners Corp.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May 11, 2006                       By: /s/ Mark C. Biderman
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                                              Name:  Mark C. Biderman
                                              Title: Executive Vice President
                                                     and Chief Financial Officer